Ms. Asia Timmons-Pierce	December 8, 2020
Mr. Jay Ingram
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549

Re:	FoxWayne Enterprises Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted on November 4, 2020
File No. 377-03739

Dear Ms. Timmons-Pierce and Mr. Ingram:

This letter sets forth the responses of FoxWayne Enterprises Acquisition Corp., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 30, 2020 (“Comment Letter”) concerning the Company’s draft registration statement on Form S-1. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Registration Statement”) to the Commission. For convenient reference, we have set forth below each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Draft Registration Statement on Form S-1

Risk Factors

Our independent registered public accounting firm’s report contains an explanatory paragraph...,page 31

1. Your risk factor refers to an explanatory paragraph in the auditors’ report that “expresses substantial doubt about our ability to continue as a going concern.” We note, however, that the auditors’ report does not contain an explanatory paragraph. In this regard, please revise your registration statement as appropriate.

Response: We have removed the risk factor referenced above.

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Thank you for your time and consideration.

Sincerely,

Robb Knie

cc:	Richard Friedman, Sheppard Mullin, Richter & Hampton LLP
Justin Anslow, Sheppard Mullin, Richter & Hampton LLP